FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Argent Securities Inc.	0001239602
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 2, 2004, Series 2004-W4	**333-112237**

Name of Person Filing the Document
(If Other than the Registrant)


SEC MAIL PROCESSING
RECEIVED
MAR 08 2004
WASH. D.C. SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 4, 2004

ARGENT SECURITIES INC.

By: [signature]
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Breakeven Analysis for ARSI 2004-W4 -1st $ Loss

Assumptions:

1. Used Libor Forwards
2. Loss Severity of 40%
3. 6 month Lag
4. Price is Par
5. Settle date is 3/9/2004
6. Pricing Speed
7. Stepdown Fail
8. Run to Maturity

Class M-1

CDR	Yield	WAL	Prin Window	Prin Window	Coll Loss(%)
12.30	6.55	12.24	118-275	158	12.76

Class M-2

CDR	Yield	WAL	Prin Window	Prin Window	Coll Loss(%)
11.13	6.74	13.59	134-272	139	11.85

Class M-3

CDR	Yield	WAL	Prin Window	Prin Window	Coll Loss(%)
9.87	7.40	13.62	133-317	185	10.82

Class M-4

CDR	Yield	WAL	Prin Window	Prin Window	Coll Loss(%)
8.95	6.97	14.21	140-286	147	10.03

Appendix A

FICO DISTRIBUTION — Note: Cells in red font are calculations — *Collateral Cuts for Subprime Pool*

FICO	Total Balance Amount	%[2]	LTV	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc
FICO NA	-	0.00%	> 65.0	-	0.00%	-	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00
0 – 500	81,814	0.02%	> 65.0	-	0.00%	81,814	7.45	0.00	500	56.55	32.00	100.00	100.00	100.00
500.01 – 550	46,886,636	9.38%	> 70.0	34,891,939	6.98%	148,375	8.02	0.00	530	76.95	39.61	83.32	95.56	80.91
550.01 – 575	56,198,441	11.24%	> 70.0	47,713,806	9.54%	160,110	7.74	0.00	562	82.14	40.13	90.99	94.71	66.95
575.01 – 600	65,639,372	13.13%	> 70.0	60,690,259	12.14%	167,447	7.46	0.00	589	85.76	39.50	88.91	93.91	70.63
600.01 – 620	80,564,383	16.11%	> 70.0	73,621,091	14.72%	181,044	7.01	0.00	610	87.32	38.97	88.34	93.42	60.13
620.01 – 650	111,092,752	22.22%	> 80.0	84,212,891	16.84%	184,847	6.97	0.00	634	86.95	38.52	84.41	87.27	60.78
650.01 – 680	66,095,385	13.22%	> 80.0	53,521,054	10.70%	193,261	6.86	0.00	663	88.34	36.14	79.57	83.01	54.90
680.01 – 700	29,348,135	5.87%	> 85.0	20,049,820	4.01%	215,795	6.59	0.00	689	87.39	37.85	73.85	80.29	59.85
700.01 – 750	33,642,314	6.73%	> 85.0	21,477,947	4.30%	224,282	6.60	0.00	723	86.04	37.06	79.60	74.73	45.39
750.01 – 800	10,381,345	2.08%	> 85.0	4,686,314	0.94%	253,204	6.31	0.00	766	79.74	32.37	81.58	76.79	49.43
800 +	69,474	0.01%	> 85.0	-	0.00%	69,474	6.50	0.00	810	80.00	20.00	100.00	0.00	100.00
TOTAL	500,000,053	100.00%		400,865,121	80.17%	180,115	7.15	0.00	622	85.37	38.42	84.63	88.70	62.46

FICO: Average 622 Min: 500 Max: 810

DEBT-TO INCOME (DTI) DISTRIBUTION

DTI	Total Balance Amount	%[2]	FICO	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner	% Full
<= 20	31,299,094	6.26%	< 550	1,760,741	0.35%	165,604	7.26	NO DATA	647	84.43	13.85	73.10	60.98	47.78
20.001 – 25.00	27,876,037	5.58%	< 550	2,470,801	0.49%	149,871	7.37	NO DATA	625	84.09	23.19	79.51	73.00	54.44
25.001 – 30.00	43,259,296	8.65%	< 575	9,029,483	1.81%	161,415	7.26	NO DATA	625	84.26	28.15	84.81	81.21	56.89
30.001 – 35.00	63,241,598	12.65%	< 575	13,347,481	2.67%	174,219	7.08	NO DATA	624	84.38	32.99	83.85	91.13	67.97
35.001 – 40.00	82,085,747	16.42%	< 600	26,670,720	5.33%	179,619	7.08	NO DATA	623	84.99	38.22	89.05	90.10	61.34
40.001 – 45.00	100,540,681	20.11%	< 625	54,481,040	10.90%	189,699	7.16	NO DATA	622	86.84	43.11	86.15	93.27	55.01
45.001 – 50.00	141,055,115	28.21%	< 650	105,943,513	21.19%	194,024	7.12	NO DATA	615	87.17	48.12	84.88	94.48	71.45
50.001 – 55.00	10,642,483	2.13%	< 675	8,510,706	1.70%	190,044	7.02	NO DATA	609	66.81	53.00	84.22	96.89	76.26
55+	-	0.00%	< 700	-	0.00%		0.00	0.00	0	0.00	0.00	0.00	0.00	0.00
TOTAL	500,000,053	100.00%		222,214,484	44.44%	180,115	7.15	NO DATA	622	85.37	38.42	84.63	88.70	62.46

DTI: Average 38.42 Min: 0 Max: 55

LOAN-TO- VALUE (LTV) DISTIBUTION

LTV	Total Balance Amount	%[2]	DTI	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner	% Full
< 60.00	18,803,777	3.76%	> 50	2,905,773	0.58%	169,403	7.00	0.00	607	50.94	38.17	85.90	88.11	70.03
60.01 – 70.00	32,630,360	6.53%	> 50	3,709,764	0.74%	175,432	7.05	0.00	604	66.86	37.71	81.21	93.24	66.07
70.01 – 80.00	89,901,027	17.98%	> 50	3,395,278	0.68%	173,554	6.97	0.00	610	77.71	38.08	83.90	92.32	73.71
80.01 – 85.00	64,697,723	12.94%	> 50	232,358	0.05%	179,716	7.16	0.00	607	84.23	38.51	83.18	85.34	61.04
85.01 – 90.00	141,457,495	28.29%	> 50	-	0.00%	172,089	7.33	0.00	627	89.57	37.20	83.61	74.79	56.63
90.01 – 95.00	152,509,671	30.50%	> 50	399,309	0.08%	195,776	7.12	0.00	637	94.67	39.90	87.21	100.00	60.13
95.01 – 100.00	-	0.00%	> 50	-	0.00%	-	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00
100+	-	0.00%	> 50	-	0.00%	-	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00
TOTAL	500,000,053	100.00%		10,642,483	2.13%	180,115	7.15	0.00	622	85.37	38.42	84.63	88.70	62.46

LTV: Average 85.37 Min: 21.74 Max: 95

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically.

Appendix A

GEOGRAPHIC CONCENTRATION - TOP 5 STATES and Georgia and Kentucky

STATE	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
California	134,091,972	26.82%	259,366	6.69	0.00	638	83.75	40.12	87.81	91.81	58.07	71.76
Florida	51,627,603	10.33%	141,059	7.21	0.00	619	86.36	38.83	84.52	85.82	62.88	60.49
New York	49,676,029	9.94%	280,656	6.93	0.00	626	81.29	38.33	68.02	89.29	57.39	71.95
Illinois	43,885,343	8.78%	177,673	7.50	0.00	615	86.60	38.45	74.93	88.31	67.50	67.68
Maryland	19,221,117	3.84%	194,153	7.27	0.00	605	85.71	38.74	96.17	96.60	66.64	69.92
Georgia	6,610,759	1.32%	165,269	7.20	0.00	623	88.60	33.38	96.74	82.57	61.51	68.95
Kentucky	1,864,752	0.37%	103,597	7.88	0.00	585	83.93	33.82	92.65	95.07	77.96	53.04
Other	193,022,478	38.60%	147,121	7.41	0.00	615	86.86	37.33	87.30	86.61	65.02	61.84
TOTAL	500,000,053	100.00%	180,115	7.15	0.00	622	85.37	38.42	84.63	88.70	62.46	66.25

PRINCIPAL BALANCE

Scheduled Principal Balance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
0 – $50K	-	0.00%	-	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
$51 – $200K	222,574,078	44.51%	120,702	7.44	0.00	611	85.16	37.56	85.18	85.99	69.89	63.74
$200.1 – $250K	78,308,712	15.66%	223,739	7.03	0.00	620	84.37	39.49	86.88	91.77	63.67	71.71
$250.1 – $300K	55,929,450	11.19%	274,164	6.97	0.00	631	86.93	38.07	87.76	90.21	57.86	65.27
$300.1 – $400K	91,756,319	18.35%	346,250	6.87	0.00	633	86.71	39.62	77.54	90.40	57.69	67.68
$400.1 – $500K	48,515,869	9.70%	449,221	6.79	0.00	644	84.36	38.98	87.42	90.56	39.61	67.76
$500.1 – $600K	1,621,244	0.32%	540,415	6.84	0.00	655	72.62	37.10	100.00	100.00	66.02	66.31
$600.1 – $700K	1,294,380	0.26%	647,190	5.95	0.00	698	72.67	32.48	100.00	100.00	100.00	50.52
$700.1 – $800K	-	0.00%	-	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
$800.1 – $900K	-	0.00%	-	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
$900.1 – $1000K	-	0.00%	-	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
>$1000K	-	0.00%	-	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL	500,000,053	100.00%	180,115	7.15	0.00	622	85.37	38.42	84.63	88.70	62.46	66.25

Principal Balance: Average 180,115.29 **Min:** 59,308.30 **Max:** 653,984.16

DOCUMENTATION TYPE

Doc Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Cashout Refi
Full Doc	312,293,626	62.46%	168,990	6.99	0.00	616	84.59	39.33	85.02	91.56	72.90
Stated Doc	27,218,688	5.44%	204,652	7.08	0.00	627	86.27	35.79	84.90	86.25	68.30
Limited Doc	160,487,739	32.10%	201,871	7.47	0.00	634	86.73	37.09	83.85	83.56	52.96
NINA	-	0.00%	-	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00
Other	-	0.00%	-	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00
TOTAL	500,000,053	100.00%	180,115	7.15	0.00	622	85.37	38.42	84.63	88.70	66.25

Appendix A

PROPERTY TYPE

Property Type	Total Balance		WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ.	% Full Doc	% Cashout Refi
	Amount	%[2]									
Single Family	376,576,185	75%	177,296	7.14	0.00	619	85.28	38.62	91.11	61.84	68.13
PUD	46,844,792	9%	206,365	7.01	0.00	629	86.96	39.49	93.92	69.86	56.96
Townhouse		0%	-	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00
2 – 4 Family	45,865,516	9%	211,362	7.25	0.00	639	83.49	35.78	64.97	56.22	65.87
Condo	25,525,007	5%	164,677	7.27	0.00	627	88.64	38.40	84.24	63.67	55.09
Manufactured	5,188,552	1%	97,897	7.49	0.00	616	78.08	37.91	98.84	90.05	71.90
Other		0%	-	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00
TOTAL	500,000,053	100%	180,115	7.15	0.00	622	85.37	38.42	88.70	62.46	66.25

PMI - PRIMARY MORTGAGE INSURANCE

Mortgage Insurance	Total Balance		WA Loan Balance	WAC	% Covered by Mortgage Ins.							
	Amount	%[2]										
Loans >80 LTV w/MI	-	#DIV/0!	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Loans >80 LTV w/o MI	-	#DIV/0!	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other	-	#DIV/0!	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL	-	#DIV/0!	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

LOAN PURPOSE

Loan Purpose	Total Balance		WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc
	Amount	%[2]									
Debt Consolidation	-	0.00%		0.00	0.00	0	0.00	0.00	0.00	0.00	0.00
Refinance – Cashout	331,242,475	66.25%	183,108	7.06	0.00	615	83.53	39.15	85.43	91.44	68.73
Purchase	131,581,863	26.32%	173,134	7.40	0.00	639	90.66	36.66	80.64	80.21	43.85
Refinance – Rate Term	37,175,715	7.44%	179592.83	7.04	0.00	622	83.04	38.17	91.65	94.35	72.45
Other	-	0.00%	0	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00
TOTAL	500,000,053	100.00%	180,115	7.15	0.00	622	85.37	38.42	84.63	88.70	62.46

COLLATERAL TYPE - FIXED/FLOATING

Collateral Type	Total Balance		WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi	Margin
	Amount	%[2]											
Fixed	173,006,741	34.60%	182,882	6.89	0.00	637	81.87	38.52	83.62	91.43	75.66	75.06	
Floating		0.00%	-	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	
2/28	207,407,302	41.48%	174,585	7.35	0.00	618	88.57	38.20	86.31	85.97	51.04	56.81	
3/27	119,586,009	23.92%	186,271	7.19	0.00	608	84.88	38.67	83.19	89.49	63.17	69.88	
Other		0.00%		0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	
TOTAL	500,000,053	100.00%	180,115	7.15	0.00	622	85.37	38.42	84.63	88.70	62.46	66.25	

Appendix A

LIEN STATUS

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
First Lien	500,000,053	100.00%	180,115	7.15	0.00	622	85.37	38.42	84.63	88.70	62.46	66.25
Second Lien	-	0.00%	-	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
Third Lien	-	0.00%	-	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL	500,000,053	100.00%	180,115	7.15	0.00	622	85.37	38.42	84.63	88.70	62.46	66.25

OCCUPANCY TYPE

Occupancy Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Full Doc	% Cashout Refi
Primary Residence	443,511,384	23.00%	185,725	7.09	0.00	618	85.38	39.41	87.24	64.47	68.30
Second Home	4,098,246	0.82%	186,284	6.89	0.00	667	82.57	35.54	82.39	41.78	45.76
Investment	52,390,422	10.48%	143,143	7.68	0.00	651	85.46	30.24	62.75	47.07	50.52
Non-owner	-	0.00%	-	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00
Other	-	0.00%	-	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00
TOTAL	500,000,053	34.30%	180,115	7.15	0.00	622	85.37	38.42	84.63	62.46	66.25

PREPAYMENT PENALTY

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
0 Months	138,074,749	27.61%	179,085	7.35	0.00	613	85.48	38.53	80.58	88.78	66.32	67.31
6 Months	-	0.00%	0	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
12 Months	42,131,591	8.43%	252,285	7.07	0.00	634	81.26	37.75	72.84	89.83	55.72	75.09
24 Months	141,513,127	28.30%	177,557	7.30	0.00	619	88.48	38.26	87.40	86.04	49.84	56.48
36 Months	178,280,585	35.66%	171,259	6.90	0.00	629	83.77	38.62	88.37	90.49	71.07	71.10
60 Months	-	0.00%	0	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
Other	-	0.00%	0	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL	500,000,053	100.00%	180,115	7.15	0.00	622	85.37	38.42	84.63	88.70	62.46	66.25

SECTION 32 LOANS

	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
Section 32 Loans	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00	0.00
Total	500,000,053		0	0	0	0	0.00	0.00	0.00	0.00	0.00	0.00

Appendix A

TOP 5 MSA

MSA		%[2]

TOP 5 ORIGINATORS

Originator	%[2]
Argent	95.07%
Olympus	4.93%

SERVICERS

Servicer		%[2]
Ameriquest	500,000,052.76	100.00

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors: Analyst Name : Michael Parris			Moody's: Analyst Name :		
	Foreclosure Frequency	Loss Severity	Cum Losses	Foreclosure Frequency	Loss Severity	Cum Losses
AA	39.93%	52.04%	20.78%	N/A	N/A	19.00%
A	31.75%	46.78%	14.85%	N/A	N/A	14.00%
A-	29.91%	45.39%	13.58%	N/A	N/A	12.50%
BBB+	27.83%	44.60%	12.41%	N/A	N/A	11.00%
BBB	25.70%	43.72%	11.24%	N/A	N/A	10.00%
BBB-	22.96%	43.04%	9.88%	N/A	N/A	8.75%
B	10.06%	41.10%	4.13%			5.00%

Assuming forward LIBOR and Loss Severity depending on MI (see table on the side for Loss Severity assumption); 100% advance of P&I; 12 month lag for liquidation losses.
Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
BBB+	9.03	10.72	13.99	12.10	9.05	7.19
BBB	8.12	9.35	11.82	11.11	8.04	6.15

Mortgage Insurance (MI) Coverage	Loss Severity %
None	0.50
>70% Loans w/ >80 LTV down to 80%	0.45
50 - 70% Loans w/ >80 LTV down to 80%	0.40
50 - 70% Loans w/ >80 LTV down to 60%	0.35
>70% LTV >80% down to 60%	0.30

ool

% Cashout Refi
0.00
100.00
81.52
74.75
69.76
66.57
68.06
55.75
56.07
53.34
44.76
0.00
66.25

% Cashout
56.15
59.05
61.74
64.11
65.22
65.84
71.83
83.67
0.00
66.25

% Cashout
85.15
88.98
78.57
77.77
59.86
52.83
0.00
0.00
66.25

TERM SHEET
$ 482,000,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates Series 2004-W4

February 25, 2004

Argent Securities Inc.


ARGENT
MORTGAGE COMPANY LLC

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.


citigroup


JPMorgan



TERM SHEET DATED FEBRUARY 25, 2004

Argent Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2004-W4
$ 482,000,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type(1),(2)	WAL (yrs) Call(3) / Mat(4)	Principal Payment Window Call(3) / Mat(4)	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / M / F	Initial Credit Enhancement (%)
Offered Certificates									
A(5)	463,250,000	FLT/SR	3.08 / 3.37	1-97 / 1-220	0	Act/360	March 2034	AAA / Aaa / AAA	7.35
M-1	7,500,000	FLT/MEZZ	5.37 / 5.80	37- 97 / 37-142	0	Act/360	March 2034	BBB+/ Baa1 / BBB+	5.85
M-2	5,000,000	FLT/MEZZ	5.36 / 5.72	37- 97 / 37-132	0	Act/360	March 2034	BBB / Baa2 / BBB	4.85
M-3	6,250,000	FLT/MEZZ	5.36 / 5.63	37- 97 / 37-125	0	Act/360	March 2034	BBB-/Baa3/BBB-	3.60
Non-Offered									
M-4	5,750,000	FLT/MEZZ	Not Offered		0	Act/360	March 2034	BB+ / Ba1 / BB+	2.45
CE	12,249,953	N/A	Not Offered		N/A	N/A	N/A	N/R	N/A
P	100	N/A	Not Offered		N/A	N/A	N/A	N/R	N/A
R		N/A	Not Offered		N/A	N/A	N/A	N/R	N/A
RX		N/A	Not Offered		N/A	N/A	N/A	N/R	N/A
Total	**500,000,053**								

(1) The interest rate on the certificates is subject to the Net WAC Rate Cap.
(2) All Certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.
(5) The Class A Certificates will receive the benefit of a Certificate Insurance Policy issued by XL Capital Assurance Inc.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	27% CPR



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W4

Part I: Key Terms

Parties:

Depositor: Argent Securities Inc.

Originators: Argent Mortgage Company, LLC and Olympus Mortgage Company.

Master Servicer: Ameriquest Mortgage Company.

Trustee: Deutsche Bank National Trust Company.

Certificate Insurer: XL Capital Assurance Inc. will issue a financial guaranty insurance policy for the benefit of the Class A Certificates only. The Certificate Insurer will ensure that the Insured Certificates will receive timely interest payments and ultimate principal. The Certificate Insurer will have certain rights with respect to the transaction as specified in the Pooling and Servicing Agreement.

Lead Underwriters: Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.

Co-Manager: Merrill Lynch, Pierce, Fenner & Smith Incorporated

Collateral:

Mortgage Loans: As of the Collateral Selection Date, 2,776 adjustable-rate and fixed-rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $500,000,052.76. References to percentages or balances herein are with respect to the Collateral Selection Date Mortgage Loans and are based on the aggregate scheduled principal balance of such mortgage loans on the Cut-off Date.

Up to 10% of the Mortgage Loans identified on the Collateral Selection Date will be deleted and other mortgage loans will be included in the pool of Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Mortgage Loans identified on the Collateral Selection Date and described herein although the range of mortgage rates and maturities and certain other characteristics of the Mortgage Loans set forth in Part IV hereto will vary.

Dates:

Cut-off Date: The close of business on March 1, 2004.

Collateral Selection Date: February 13, 2004.

Distribution Dates: The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in April 2004.

Record Date: Adjustable-Rate Certificates: the close of business on the business day immediately preceding the Distribution Date.

Fixed-Rate Certificates and Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.

Expected Pricing Date: On or about February 27, 2004.

Expected Closing Date: On or about March 9, 2004.



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W4

Designations:

Certificates:	Argent Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W4.
Adjustable-Rate Certificates:	Class A and Class M Certificates.
Fixed-Rate Certificates:	None.
Class M Certificates:	Class M-1, Class M-2, Class M-3 and Class M-4 Certificates.
Offered Certificates:	Class A, Class M-1, Class M-2 and Class M-3 Certificates.
Non-Offered Certificates:	Class M-4 Certificates.
Retained Certificates:	Class CE, Class P, Class R and Class RX Certificates.
Insured Certificates:	Class A Certificates.

Other Terms:

Source for Calculation of One-Month LIBOR:	Telerate page 3750.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	Class A and Class M-1 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.



Part II: Definitions/Description of the Certificates

Determination Date: The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.

Due Period: For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.

Prepayment Period: For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to the Determination Date in the month in which such Distribution Date occurs.

Interest Accrual Basis: For any Distribution Date will be:

For the Adjustable-Rate Certificates: Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.

For the Fixed-Rate Certificates: 30/360. The Fixed-Rate Certificates will settle with accrued interest and will have a 24-day payment delay.

Administrative Fee Rate: The sum of (a) the Servicing Fee Rate (0.50% per annum) and (b) the Trustee Fee Rate (0.005% per annum).

Expense Adjusted Net Mortgage Rate: The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.

Expense Adjusted Net Maximum Mortgage Rate: The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.

Optional Termination: The Master Servicer and the NIMs Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.

Optional Termination Date: The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Credit Enhancement: Excess Interest.

Overcollateralization ("OC").

Subordination.

Certificate Insurance Policy (for the Class A Certificates only).

Initial Overcollateralization Target Percentage: Approximately 2.45%.

Overcollateralization Floor: The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.



Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	7.35%	2x Initial CE%
M-1	5.85%	2x Initial CE%
M-2	4.85%	2x Initial CE%
M-3	3.60%	2x Initial CE%
M-4	2.45%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the sum of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the sum of the aggregate Certificate Principal Balances of the Offered Certificates, the Non-Offered Certificates and the Class P Certificates, after giving effect to distributions to be made on such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates, the monthly interest accrued on the Class M Certificates and the premium and reimbursements to the Certificate Insurer and (ii) the principal remittance amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period such excess (the "Realized Loss Amount") will be allocated in the following order: to the Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A and Class P Certificates. Once Realized Loss Amounts are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, as described in the Pooling and Servicing Agreement.



Net WAC Rate Cap: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans, minus the premium fee rate payable to the Certificate Insurer and adjusted, based on the actual number of days elapsed in the related Interest Accrual Period.

Pass-Through Rate: For any Distribution Date, the lesser of (x) the related Formula Rate (with respect to Adjustable-Rate Certificates) or the related fixed-rate (with respect to the Fixed-Rate Certificates) for such Distribution Date and (y) the Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Adjustable-Rate Certificates is calculated in the same manner as the Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the Mortgage Loans, plus the excess, if any, of the then applicable maximum rate set forth in the Interest Rate Corridor over the then applicable strike rate set forth in such Interest Rate Corridor (such excess to be adjusted for the mismatch, if any, between the notional balance and the principal balance of the related Certificates for such Distribution Date).

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins or fixed rate, as applicable, on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.



Interest Rate Corridor: The following Certificates will have the benefit of an interest rate corridor as specified below:

Class	Number of Months	Beginning Distribution Date
Class A and Class M Certificates	38	May 25, 2004

Proceeds of the Interest Rate Corridor will be allocated among the classes first, based on the Certificate Principal Balances thereof and second, based on any remaining unpaid Net WAC Rate Carryover Amounts paid in sequential order. See attached schedule.

Interest Carry Forward Amount: For each class of Offered Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date, (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period and (v) in the case of the Class A Certificates only, any amounts paid under the Certificate Insurance Policy.

Class A Principal Distribution Amount: Prior to the Stepdown Date, or if a Trigger Event is in effect, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.



Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage and then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage; in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Trigger Event:

If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event:

The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage of the most senior class of certificate's then outstanding Credit Enhancement Percentage as specified in the Pooling and Servicing Agreement.

Cumulative Loss Test:

The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
April 2007 through March 2008	3.00%
April 2008 through March 2009	4.75%
April 2009 through March 2010	5.75%
April 2010 and thereafter	7.00%



Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay the certificate guaranty insurance premium.

To pay interest on the Class A Certificates, including any accrued unpaid interest from a prior Distribution Date.

To pay the Certificate Insurer any previously unreimbursed payments of interest made by it under the certificate guaranty insurance policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the related Insurance Agreement (other than as provided below).

To pay interest on the Class M Certificates, excluding any accrued unpaid interest from a prior Distribution Date.

To pay principal on the Class A Certificates, in accordance with the principal payment provisions described above.

To pay the Certificate Insurer any previously unreimbursed payments of principal made by it under the certificate guaranty insurance policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the related Insurance Agreement, to the extent not paid above.

To pay principal on the Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially (beginning with the Class M-1 Certificates).

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially (beginning with the Class M-1 Certificates).

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the Interest Rate Corridor (See attached Schedule).

To pay any remaining amount to the Class CE, Class R and Class RX Certificates in accordance with the Pooling and Servicing Agreement.



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W4

Part III: Relevant Bond Analytics

Interest Rate Corridor Schedule For Class A and Class M Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	--	--	--
2	477,899,237.10	6.0934	8.1221
3	467,978,189.58	5.8832	8.1221
4	457,981,735.87	6.0906	8.1221
5	447,906,447.03	5.8808	8.1221
6	437,750,614.52	5.8799	8.1221
7	427,514,266.51	6.0878	8.1221
8	417,199,172.07	5.8787	8.1221
9	406,890,875.33	6.0870	8.1221
10	396,832,803.51	5.8781	8.1221
11	387,018,804.98	5.8778	8.1221
12	377,442,881.17	6.5478	8.1221
13	368,099,182.69	5.8773	8.1221
14	358,982,005.60	6.0855	8.1221
15	350,085,787.74	5.8767	8.1221
16	341,405,105.21	6.0850	8.1221
17	332,934,668.83	5.8763	8.1221
18	324,669,320.81	5.8760	8.1221
19	316,604,031.46	6.0843	8.1221
20	308,733,895.93	5.8756	8.1221
21	301,054,131.12	6.0852	8.1221
22	293,560,072.59	6.5190	8.1221
23	286,248,167.08	6.6166	8.1221
24	279,112,933.08	7.3636	8.1221
25	272,150,046.51	6.6122	8.1221
26	265,355,290.48	6.8430	8.1221
27	258,724,552.54	6.6085	8.1221
28	252,253,822.12	7.1656	8.1221
29	245,939,187.94	6.9683	8.1221
30	239,776,835.56	6.9652	8.1221
31	233,763,044.93	7.2068	8.1221
32	227,894,188.02	6.9590	8.1221
33	222,166,726.57	7.2029	8.1221
34	216,577,229.68	7.6526	8.1221
35	211,123,283.42	7.7197	8.1221
36	205,800,604.02	8.1221	8.1221
37	200,605,970.79	7.7092	8.1221
38	197,604,743.95	7.9689	8.1221
39	192,899,363.63	7.6943	8.1221



Sensitivity Analysis - To Optional Termination Date

	FIXED ARM	0% PPC 0.00% CPR	50% PPC 13.50% CPR	75% PPC 20.25% CPR	100% PPC 27.00% CPR	125% PPC 33.75% CPR	150% PPC 40.50% CPR
A	Average Life (yrs)	19.12	5.98	4.12	3.08	2.42	1.96
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	342	185	129	97	76	62
	Prin Pmt Window (mos)	342	185	129	97	76	62
M-1	Average Life (yrs)	25.96	10.29	7.09	5.37	4.44	3.97
	First Principal Period	258	59	40	37	39	40
	Last Principal Period	342	185	129	97	76	62
	Prin Pmt Window (mos)	85	127	90	61	38	23
M-2	Average Life (yrs)	25.96	10.29	7.09	5.36	4.42	3.93
	First Principal Period	258	59	40	37	38	39
	Last Principal Period	342	185	129	97	76	62
	Prin Pmt Window (mos)	85	127	90	61	39	24
M-3	Average Life (yrs)	25.96	10.29	7.09	5.36	4.41	3.90
	First Principal Period	258	59	40	37	38	39
	Last Principal Period	342	185	129	97	76	62
	Prin Pmt Window (mos)	85	127	90	61	39	24



Sensitivity Analysis - To Maturity

	FIXED	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
	ARM	0.00% CPR	13.50% CPR	20.25% CPR	27.00% CPR	33.75% CPR	40.50% CPR
A	Average Life (yrs)	19.18	6.40	4.47	3.37	2.65	2.14
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	357	331	277	220	177	145
	Prin Pmt Window (mos)	357	331	277	220	177	145
M-1	Average Life (yrs)	26.07	10.98	7.65	5.80	4.79	4.25
	First Principal Period	258	59	40	37	39	40
	Last Principal Period	352	255	187	142	112	91
	Prin Pmt Window (mos)	95	197	148	106	74	52
M-2	Average Life (yrs)	26.06	10.89	7.57	5.72	4.72	4.17
	First Principal Period	258	59	40	37	38	39
	Last Principal Period	351	242	175	132	105	85
	Prin Pmt Window (mos)	94	184	136	96	68	47
M-3	Average Life (yrs)	26.05	10.75	7.46	5.63	4.63	4.08
	First Principal Period	258	59	40	37	38	39
	Last Principal Period	350	230	165	125	98	80
	Prin Pmt Window (mos)	93	172	126	89	61	42

Net WAC Cap and Effective Maximum Rate for Class A and Class M Certificates

Period	NWC (1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC (1) (%)	Max Rate (2, 3) (%)
1	-	-	34	6.29	8.50	67	6.47	9.62
2	6.47	8.50	35	6.30	8.50	68	6.26	9.29
3	6.26	8.50	36	6.97	8.96	69	6.47	9.59
4	6.47	8.50	37	6.29	8.50	70	6.26	9.27
5	6.26	8.50	38	6.50	8.50	71	6.26	9.26
6	6.26	8.50	39	6.29	8.50	72	6.93	10.25
7	6.47	8.50	40	6.50	8.85	73	6.26	9.24
8	6.26	8.50	41	6.29	8.61	74	6.47	9.54
9	6.47	8.50	42	6.29	8.61	75	6.26	9.22
10	6.26	8.50	43	6.49	8.89	76	6.47	9.52
11	6.26	8.50	44	6.28	8.59	77	6.26	9.20
12	6.93	8.50	45	6.49	8.87	78	6.26	9.19
13	6.26	8.50	46	6.28	9.06	79	6.46	9.49
14	6.46	8.50	47	6.28	9.11	80	6.25	9.17
15	6.26	8.50	48	6.71	9.73	81	6.46	9.47
16	6.46	8.50	49	6.28	9.09	82	6.25	9.15
17	6.25	8.50	50	6.49	9.39	83	6.25	9.14
18	6.25	8.50	51	6.28	9.08	84	6.92	10.11
19	6.46	8.50	52	6.49	9.56	85	6.25	9.12
20	6.25	8.50	53	6.28	9.25	86	6.46	9.42
21	6.46	8.50	54	6.28	9.24	87	6.25	9.10
22	6.27	8.50	55	6.48	9.54	88	6.46	9.40
23	6.27	8.50	56	6.27	9.22	89	6.25	9.08
24	6.94	8.50	57	6.48	9.52	90	6.25	9.07
25	6.27	8.50	58	6.27	9.39	91	6.45	9.37
26	6.48	8.50	59	6.27	9.39	92	6.24	9.05
27	6.27	8.50	60	6.94	10.38	93	6.45	9.34
28	6.48	8.50	61	6.27	9.37	94	6.24	9.03
29	6.27	8.50	62	6.48	9.67	95	6.24	9.02
30	6.27	8.50	63	6.27	9.35	96	6.67	9.64
31	6.48	8.50	64	6.48	9.65	97	6.24	9.00
32	6.27	8.50	65	6.27	9.33	98	6.60	9.29
33	6.48	8.50	66	6.27	9.32			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.09% and 1.17% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W4

Excess Spread (3)

Period	% At Static LIBOR (1)	1m LIBOR (%)	6m LIBOR (%)	% At Fwd LIBOR (2)	Period	% At Static LIBOR (1)	1m LIBOR (%)	6m LIBOR (%)	% At Fwd LIBOR (2)	Period	% At Static LIBOR (1)	1m LIBOR (%)	6m LIBOR (%)	% At Fwd LIBOR (2)
1	4.25	1.11695	1.16341	4.20	34	4.97	3.94896	4.12791	3.45	67	5.00	5.20674	5.32488	2.98
2	5.05	1.13567	1.20682	5.00	35	4.97	4.00972	4.18698	3.43	68	4.95	5.23064	5.34797	2.77
3	5.00	1.15438	1.25024	4.93	36	5.12	4.07048	4.24605	3.80	69	5.00	5.25454	5.37106	2.93
4	5.04	1.17310	1.29365	4.96	37	4.96	4.13123	4.30512	3.31	70	4.95	5.27844	5.39416	2.78
5	4.99	1.22381	1.37823	4.86	38	5.02	4.18967	4.36027	3.37	71	4.95	5.30122	5.41682	2.76
6	4.99	1.27451	1.46280	4.81	39	4.98	4.24810	4.41541	3.17	72	5.09	5.32400	5.43949	3.28
7	5.04	1.32522	1.54737	4.81	40	5.02	4.30653	4.47056	3.50	73	4.95	5.34678	5.46215	2.70
8	4.99	1.42606	1.65616	4.65	41	4.97	4.35901	4.51687	3.32	74	4.99	5.36879	5.48399	2.86
9	5.03	1.52690	1.76494	4.61	42	4.97	4.41149	4.56317	3.26	75	4.94	5.39080	5.50582	2.65
10	4.98	1.62775	1.87373	4.44	43	5.02	4.46397	4.60948	3.36	76	4.99	5.41282	5.52765	2.86
11	4.98	1.70242	1.97956	4.37	44	4.97	4.50531	4.64584	3.16	77	4.94	5.43381	5.54824	2.66
12	5.12	1.77708	2.08538	4.50	45	5.02	4.54666	4.68220	3.27	78	4.94	5.45481	5.56882	2.63
13	4.98	1.85175	2.19121	4.22	46	4.97	4.58801	4.71856	3.24	79	4.99	5.47580	5.58941	2.79
14	5.02	1.98259	2.33188	4.16	47	4.97	4.62260	4.75297	3.21	80	4.94	5.49554	5.60731	2.58
15	4.97	2.11342	2.47255	3.95	48	5.07	4.65719	4.78738	3.50	81	4.99	5.51527	5.62522	2.74
16	5.02	2.24425	2.61322	3.91	49	4.97	4.69178	4.82179	3.13	82	4.94	5.53500	5.64313	2.58
17	4.97	2.39885	2.73867	3.67	50	5.02	4.72617	4.85548	3.26	83	4.94	5.55333	5.66115	2.56
18	4.97	2.55345	2.86411	3.51	51	4.97	4.76056	4.88917	3.05	84	5.08	5.57167	5.67918	3.10
19	5.01	2.70805	2.98956	3.46	52	5.01	4.79495	4.92287	3.28	85	4.94	5.59000	5.69720	2.51
20	4.96	2.81688	3.07848	3.25	53	4.96	4.82764	4.95294	3.09	86	4.98	5.60733	5.71429	2.67
21	5.01	2.92570	3.16741	3.25	54	4.96	4.86032	4.98302	3.05	87	4.93	5.62467	5.73137	2.46
22	4.98	3.03453	3.25633	3.59	55	5.01	4.89301	5.01309	3.18	88	4.98	5.64201	5.74846	2.67
23	4.98	3.11407	3.33394	3.57	56	4.96	4.92046	5.03945	2.98	89	4.93	5.65832	5.76443	2.47
24	5.12	3.19361	3.41154	3.83	57	5.01	4.94790	5.06581	3.12	90	4.93	5.67462	5.78039	2.44
25	4.97	3.27316	3.48914	3.40	58	4.96	4.97535	5.09217	3.00	91	4.98	5.69093	5.79636	2.61
26	5.02	3.34940	3.56623	3.45	59	4.96	5.00021	5.11803	2.98	92	4.93	5.70611	5.81120	2.40
27	4.97	3.42563	3.64331	3.25	60	5.10	5.02506	5.14388	3.47	93	4.98	5.72129	5.82605	2.57
28	5.01	3.50187	3.72040	3.47	61	4.96	5.04991	5.16974	2.92	94	4.93	5.73647	5.84090	2.39
29	4.96	3.58140	3.79482	3.29	62	5.01	5.07655	5.19648	3.06	95	4.93	5.75048	5.85468	2.38
30	4.96	3.66092	3.86925	3.21	63	4.96	5.10319	5.22323	2.85	96	5.02	5.76448	5.86845	2.74
31	5.01	3.74045	3.94367	3.26	64	5.00	5.12983	5.24997	3.07	97	4.93	5.77849	5.88223	2.34
32	4.95	3.80996	4.00508	3.06	65	4.95	5.15547	5.27494	2.87	98	-	5.79171	5.89527	2.51
33	5.00	3.87946	4.06650	3.13	66	4.95	5.18110	5.29991	2.84					

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.09% and 1.17% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR follow the forward LIBOR Curve respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) interest collections on the Mortgage Loans (net of the servicing fee and the trustee fee), less the aggregate interest on the Certificates and the Certificate Insurer's premium divided by (b) the aggregate principal balance of the Mortgage Loans as of the beginning period (annualized).


ARGENT
MORTGAGE COMPANY LLC

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,776		
Aggregate Current Principal Balance:	$500,000,052.76		
Average Current Principal Balance:	$180,115.29		$59,308.30 - $653,984.16
Aggregate Original Principal Balance:	$501,132,377.00		
Average Original Principal Balance:	$180,523.19		$60,000.00 - $656,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.150%		5.200% - 12.800%
Wtd. Avg. Original Term (months):	357		180 - 360
Wtd. Avg. Remaining Term (months):	354		175 - 359
Margin (ARM Loans Only):	5.732%		4.500% - 7.125%
Maximum Mortgage Rate (ARM Loans Only):	13.290%		11.200% -18.200%
Minimum Mortgage Rate (ARM Loans Only):	7.290%		5.200% - 12.200%
Wtd. Avg. Original LTV:	85.37%		21.74% - 95.00%
Wtd. Avg. Borrower FICO*:	622		500 – 810
Geographic Distribution (Top 5):	CA	26.82%	
	FL	10.33%	
	NY	9.94%	
	IL	8.78%	
	MD	3.84%	

*Non Zero Weighted Average



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W4

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
Fixed Rate	946	$173,006,741.05	34.60	349	38.52	6.886	637	81.87
2-yr Fixed / Adjustable-Rate	1,188	207,407,302.23	41.48	357	38.20	7.346	618	88.57
3-yr Fixed / Adjustable-Rate	642	119,586,009.48	23.92	357	38.67	7.191	608	84.88
Total:	2,776	$500,000,052.76	100.00	354	38.42	7.150	622	85.37

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*[1]	GROSS COUPON (%)*	FICO*[1]	OLTV (%)*
50,000.01 - 100,000.00	683	$54,315,290.00	10.84	349	35.93	7.798	606	83.24
100,000.01 - 150,000.00	669	83,098,113.00	16.58	353	37.08	7.406	607	84.64
150,000.01 - 200,000.00	490	85,256,422.00	17.01	354	39.07	7.254	617	86.92
200,000.01 - 250,000.00	352	78,888,108.00	15.74	354	39.48	7.032	620	84.33
250,000.01 - 300,000.00	196	53,652,660.00	10.71	355	37.81	6.996	630	87.02
300,000.01 - 350,000.00	162	52,621,321.00	10.50	356	40.11	6.984	627	86.80
350,000.01 - 400,000.00	111	41,746,837.00	8.33	357	39.23	6.685	642	86.48
400,000.01 - 450,000.00	60	25,342,266.00	5.06	357	40.02	6.770	651	86.08
450,000.01 - 500,000.00	48	23,288,360.00	4.65	357	37.83	6.801	637	82.49
500,000.01 - 550,000.00	2	1,073,000.00	0.21	357	37.15	6.016	694	71.08
550,000.01 - 600,000.00	1	552,000.00	0.11	357	37.00	8.450	579	75.62
600,000.01 - 650,000.00	1	642,000.00	0.13	358	34.00	6.000	694	76.43
650,000.01 - 700,000.00	1	656,000.00	0.13	357	31.00	5.900	701	68.98
Total:	2,776	$501,132,377.00	100.00	354	38.42	7.150	622	85.36

*Based on the original balances of the Mortgage Loans.
[1] Non-Zero weighted average

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
50,000.01 - 100,000.00	684	$54,294,162.01	10.86	349	35.96	7.799	605	83.21
100,000.01 - 150,000.00	671	83,266,312.05	16.65	353	37.06	7.403	608	84.69
150,000.01 - 200,000.00	489	85,013,604.27	17.00	353	39.08	7.254	617	86.86
200,000.01 - 250,000.00	350	78,308,711.80	15.66	355	39.49	7.034	620	84.37
250,000.01 - 300,000.00	204	55,929,450.07	11.19	355	38.07	6.967	631	86.93
300,000.01 - 350,000.00	156	50,803,238.62	10.16	356	39.83	7.028	624	86.94
350,000.01 - 400,000.00	109	40,953,080.55	8.19	357	39.35	6.664	644	86.43
400,000.01 - 450,000.00	61	25,732,151.76	5.15	357	40.13	6.759	652	86.23
450,000.01 - 500,000.00	47	22,783,717.19	4.56	357	37.67	6.816	636	82.24
500,000.01 - 550,000.00	2	1,070,264.81	0.21	357	37.15	6.016	694	71.07
550,000.01 - 600,000.00	1	550,979.27	0.11	357	37.00	8.450	579	75.62
600,000.01 - 650,000.00	1	640,396.20	0.13	358	34.00	6.000	694	76.43
650,000.01 - 700,000.00	1	653,984.16	0.13	357	31.00	5.900	701	68.98
Total:	2,776	$500,000,052.76	100.00	354	38.42	7.150	622	85.37

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
175 - 180	51	$6,544,430.93	1.31	178	36.06	6.998	634	73.16
181 - 240	30	3,811,687.01	0.76	238	36.99	6.622	625	74.88
301 - 360	2,695	489,643,934.82	97.93	357	38.46	7.156	622	85.61
Total:	2,776	$500,000,052.76	100.00	354	38.42	7.150	622	85.37

[1] Non-Zero weighted average



DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
5.000 - 5.499	32	$9,347,137.20	1.87	352	41.01	5.342	671	78.47
5.500 - 5.999	189	46,967,042.51	9.39	353	40.41	5.762	660	79.61
6.000 - 6.499	320	71,997,195.74	14.40	354	39.18	6.240	645	83.52
6.500 - 6.999	552	105,436,284.36	21.09	352	38.46	6.733	632	86.17
7.000 - 7.499	533	91,771,767.57	18.35	355	37.70	7.217	619	87.60
7.500 - 7.999	478	82,024,630.63	16.40	357	37.31	7.736	607	87.58
8.000 - 8.499	324	47,421,565.67	9.48	355	38.15	8.212	589	86.50
8.500 - 8.999	196	25,969,086.58	5.19	354	37.90	8.696	591	86.61
9.000 - 9.499	84	10,734,292.04	2.15	354	38.94	9.192	574	84.84
9.500 - 9.999	48	5,840,288.59	1.17	354	37.79	9.667	559	79.03
10.000 - 10.499	5	601,211.03	0.12	357	31.40	10.226	557	73.99
10.500 - 10.999	5	506,545.87	0.10	357	34.70	10.638	573	64.89
11.000 - 11.499	1	157,388.37	0.03	358	54.00	11.050	545	70.00
11.500 - 11.999	5	646,069.50	0.13	357	47.03	11.774	555	62.47
12.000 - 12.499	2	312,136.48	0.06	357	38.99	12.125	523	66.38
12.500 - 12.999	2	267,410.62	0.05	357	47.28	12.745	538	60.00
Total:	2,776	$500,000,052.76	100.00	354	38.42	7.150	622	85.37

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
25.00 or less	2	$197,505.16	0.04	298	34.95	6.399	622	22.04
25.01 - 30.00	2	275,140.04	0.06	356	43.56	7.025	542	27.07
30.01 - 35.00	3	537,927.40	0.11	357	33.99	6.044	618	33.03
35.01 - 40.00	9	1,671,863.45	0.33	340	29.00	6.457	592	37.88
40.01 - 45.00	9	1,364,175.39	0.27	270	30.45	6.418	673	42.72
45.01 - 50.00	19	2,652,332.98	0.53	329	39.17	6.696	634	48.20
50.01 - 55.00	24	4,285,730.56	0.86	355	42.50	7.008	597	52.40
55.01 - 60.00	43	7,819,101.60	1.56	351	38.94	7.396	597	58.10
60.01 - 65.00	72	11,838,401.01	2.37	352	37.75	7.120	603	63.17
65.01 - 70.00	114	20,791,959.26	4.16	346	37.68	7.012	605	68.96
70.01 - 75.00	169	28,138,866.97	5.63	350	39.02	6.914	608	73.99
75.01 - 80.00	349	61,762,160.14	12.35	352	37.65	6.996	611	79.40
80.01 - 85.00	360	64,697,722.64	12.94	357	38.51	7.165	607	84.23
85.01 - 90.00	822	141,457,494.88	28.29	356	37.20	7.329	627	89.57
90.01 - 95.00	779	152,509,671.28	30.50	356	39.90	7.124	637	94.67
Total:	2,776	$500,000,052.76	100.00	354	38.42	7.150	622	85.37

[1] Non-Zero weighted average



DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
500 - 519	89	$11,741,899.47	2.35	356	41.08	8.164	510	75.35
520 - 539	141	21,351,189.58	4.27	356	39.26	8.021	530	76.29
540 - 559	232	37,540,179.80	7.51	356	40.29	7.801	551	82.26
560 - 579	248	38,879,744.51	7.78	354	39.51	7.798	568	81.37
580 - 599	320	54,020,462.51	10.80	353	39.45	7.438	589	85.77
600 - 619	445	80,362,249.09	16.07	353	38.84	7.033	609	87.54
620 - 639	444	82,274,665.39	16.45	355	38.81	6.950	629	86.95
640 - 659	319	60,865,567.35	12.17	355	37.26	6.895	649	87.93
660 - 679	199	37,617,965.30	7.52	354	36.27	6.923	668	87.38
680 - 699	143	30,190,426.88	6.04	352	37.51	6.550	689	87.17
700 - 719	72	15,861,474.88	3.17	354	37.95	6.694	707	87.47
720 - 739	52	12,117,294.51	2.42	357	36.70	6.544	729	83.80
740 - 759	45	10,310,776.30	2.06	357	34.30	6.545	748	84.21
760 - 779	21	5,466,913.01	1.09	348	33.27	6.249	768	82.33
780 - 799	5	1,329,770.36	0.27	326	35.94	5.761	789	74.06
Greater than or equal to 800	1	69,473.82	0.01	358	20.00	6.500	810	80.00
Total:	2,776	$500,000,052.76	100.00	354	38.42	7.150	622	85.37

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
25.00 or less	375	$59,175,131.07	11.84	353	18.25	7.312	637	84.27
25.01 - 30.00	268	43,259,296.19	8.65	353	28.15	7.258	625	84.26
30.01 - 35.00	363	63,241,598.07	12.65	353	32.99	7.080	624	84.38
35.01 - 40.00	457	82,085,747.49	16.42	353	38.22	7.078	623	84.99
40.01 - 45.00	530	100,540,681.37	20.11	355	43.11	7.165	622	86.84
45.01 - 50.00	727	141,055,115.41	28.21	356	48.12	7.122	615	87.17
50.01 - 55.00	56	10,642,483.16	2.13	352	53.00	7.016	609	66.81
Total:	2,776	$500,000,052.76	100.00	354	38.42	7.150	622	85.37

[1] Non-Zero weighted average



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W4

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
California	517	$134,091,971.50	26.82	355	40.12	6.695	638	83.75
Florida	366	51,627,603.13	10.33	354	38.83	7.211	619	86.36
New York	177	49,676,028.69	9.94	354	38.33	6.926	626	81.29
Illinois	247	43,885,343.04	8.78	356	38.45	7.498	615	86.60
Maryland	99	19,221,116.74	3.84	349	38.74	7.274	605	85.71
Texas	118	15,302,569.95	3.06	347	35.14	7.572	610	85.82
Arizona	119	14,756,763.13	2.95	352	35.93	7.188	621	87.96
Michigan	105	12,627,370.15	2.53	356	35.23	7.882	607	86.61
Colorado	58	12,350,016.91	2.47	357	39.64	7.244	610	89.05
Ohio	113	11,794,974.85	2.36	355	35.30	7.697	598	87.65
Minnesota	55	10,257,630.43	2.05	357	38.94	7.082	630	87.46
Connecticut	57	10,197,442.25	2.04	355	36.13	7.123	613	87.41
Nevada	55	9,769,896.88	1.95	357	41.05	7.266	626	89.37
Massachusetts	40	9,675,083.13	1.94	358	36.78	7.307	628	85.68
Washington	53	9,635,501.65	1.93	352	37.70	7.253	615	88.05
New Jersey	47	9,297,789.33	1.86	356	39.31	7.221	611	82.92
Pennsylvania	56	7,292,446.06	1.46	348	38.40	7.419	603	82.99
Georgia	40	6,610,759.48	1.32	356	33.38	7.200	623	88.60
Rhode Island	34	6,382,893.46	1.28	357	38.28	7.227	619	82.37
Utah	34	5,677,006.63	1.14	358	37.51	7.599	632	92.09
Hawaii	17	4,981,183.52	1.00	346	39.15	6.365	665	85.73
North Carolina	38	4,803,173.56	0.96	353	37.98	7.368	606	89.07
Missouri	43	4,679,244.55	0.94	358	38.91	7.796	594	87.04
Wisconsin	29	4,563,623.07	0.91	358	34.90	7.355	620	80.48
Indiana	39	4,157,752.96	0.83	354	37.40	7.926	613	90.24
New Mexico	23	3,547,299.66	0.71	350	42.87	7.311	611	88.35
Tennessee	34	3,374,361.83	0.67	354	35.45	7.995	599	87.03
Oregon	16	2,059,951.80	0.41	349	38.82	7.365	603	83.65
New Hampshire	10	1,992,996.70	0.40	357	37.14	7.604	627	87.35
Kentucky	18	1,864,751.72	0.37	357	33.82	7.878	585	83.93
Alaska	9	1,844,845.35	0.37	333	39.53	7.527	628	88.95
Kansas	17	1,791,851.50	0.36	357	35.41	8.019	578	87.78
Louisiana	18	1,674,451.94	0.33	348	35.66	7.961	605	82.60
Iowa	13	1,473,496.58	0.29	357	32.42	7.611	598	89.12
Mississippi	14	1,432,561.10	0.29	358	38.84	7.959	587	90.68
Oklahoma	10	1,238,142.57	0.25	358	40.54	7.808	610	87.15
Alabama	12	1,139,571.45	0.23	347	33.74	7.982	592	87.03
Idaho	6	945,422.87	0.19	357	32.77	7.402	639	87.18
Wyoming	6	739,320.14	0.15	312	41.29	7.615	622	87.53
South Carolina	5	581,345.60	0.12	357	27.58	7.661	632	88.32
Maine	4	504,658.68	0.10	357	34.77	7.436	596	81.06
Arkansas	2	188,521.51	0.04	358	28.28	8.127	540	81.54
Montana	2	174,726.44	0.03	358	21.28	7.258	648	73.51
Nebraska	1	116,590.27	0.02	358	38.00	6.550	569	80.00
Total:	2,776	$500,000,052.76	100.00	354	38.42	7.150	622	85.37

[1] Non-Zero weighted average



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W4

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
Owner Occupied	2,388	$443,511,383.99	88.70	354	39.41	7.090	618	85.38
Non-Owner Occupied	366	52,390,422.33	10.48	354	30.24	7.676	651	85.46
Second Home	22	4,098,246.44	0.82	355	35.54	6.886	667	82.57
Total:	2,776	$500,000,052.76	100.00	354	38.42	7.150	622	85.37

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
Full Documentation	1,848	$312,293,626.46	62.46	353	39.33	6.993	616	84.59
Stated Documentation	795	160,487,738.61	32.10	356	37.09	7.467	634	86.73
Limited Documentation	133	27,218,687.69	5.44	352	35.79	7.082	627	86.27
Total:	2,776	$500,000,052.76	100.00	354	38.42	7.150	622	85.37

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
Refinance-Debt Consolidation Cash Out**	1,809	$331,242,474.78	66.25	353	39.15	7.064	615	83.53
Purchase	760	131,581,862.53	26.32	357	36.66	7.399	639	90.66
Refinance-Debt Consolidation No Cash Out***	207	37,175,715.45	7.44	351	38.17	7.036	622	83.04
Total:	2,776	$500,000,052.76	100.00	354	38.42	7.150	622	85.37

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

[1] Non-Zero weighted average



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W4

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
I	1,922	$351,216,133.49	70.24	354	37.94	6.983	632	86.76
II	247	43,598,502.13	8.72	354	38.82	7.323	601	85.08
III	243	37,274,346.34	7.45	356	39.30	7.448	594	83.05
IV	173	30,659,202.04	6.13	355	40.97	7.545	598	81.12
V	68	9,733,497.23	1.95	350	38.22	8.055	581	71.31
VI	19	2,883,041.88	0.58	357	40.71	10.775	558	65.11
A	82	19,538,713.17	3.91	357	40.13	7.322	631	84.80
A-	9	1,896,152.05	0.38	357	37.21	7.350	539	69.42
B	1	173,974.60	0.03	358	47.00	7.200	700	85.00
C	6	1,179,977.95	0.24	338	38.76	9.365	568	72.73
C-	6	1,846,511.88	0.37	357	39.95	8.426	567	80.12
Total:	2,776	$500,000,052.76	100.00	354	38.42	7.150	622	85.37

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
Single Family Detached	2,122	$376,326,317.93	75.27	354	38.61	7.142	619	85.27
Two-to-Four Family Detached	217	45,865,516.35	9.17	355	35.78	7.245	639	83.49
PUD Detached	204	42,462,359.32	8.49	353	39.50	6.991	629	86.69
Condominium	155	25,525,007.45	5.11	357	38.40	7.274	627	88.64
Manufactured Housing	53	5,188,551.67	1.04	346	37.91	7.486	616	78.08
PUD Attached	23	4,382,432.79	0.88	350	39.47	7.184	633	89.58
Single Family Attached	2	249,867.25	0.05	358	48.60	8.063	614	90.00
Total:	2,776	$500,000,052.76	100.00	354	38.42	7.150	622	85.37

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
0	771	$138,074,749.36	27.61	353	38.53	7.345	613	85.48
12	167	42,131,591.40	8.43	354	37.75	7.075	634	81.26
24	797	141,513,127.47	28.30	357	38.26	7.296	619	88.48
36	1,041	178,280,584.53	35.66	353	38.62	6.901	629	83.77
Total:	2,776	$500,000,052.76	100.00	354	38.42	7.150	622	85.37

[1] Non-Zero weighted average

DESCRIPTION OF THE TOTAL COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
Conforming	2,542	$405,318,063.00	81.06	353	38.25	7.234	618	85.43
Non-Conforming	234	94,681,989.76	18.94	357	39.14	6.790	640	85.11
Total:	2,776	$500,000,052.76	100.00	354	38.42	7.150	622	85.37

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
11.000 - 11.499	13	$3,856,083.68	1.18	358	39.55	5.322	627	82.82
11.500 - 11.999	80	19,949,628.24	6.10	356	41.99	5.764	650	82.31
12.000 - 12.499	161	36,546,061.65	11.18	357	39.92	6.257	636	86.07
12.500 - 12.999	353	68,497,967.86	20.95	357	38.49	6.727	631	88.55
13.000 - 13.499	385	66,267,276.30	20.27	357	37.26	7.218	618	88.73
13.500 - 13.999	357	62,223,053.97	19.03	357	37.35	7.739	603	88.05
14.000 - 14.499	248	38,070,331.45	11.64	357	37.69	8.208	587	87.08
14.500 - 14.999	138	19,202,779.84	5.87	357	38.92	8.677	589	87.83
15.000 - 15.499	51	6,872,970.87	2.10	357	39.08	9.225	559	83.48
15.500 - 15.999	29	3,564,170.67	1.09	357	39.38	9.700	554	79.26
16.000 - 16.499	4	535,597.11	0.16	357	32.31	10.242	546	72.03
16.500 - 16.999	3	291,795.72	0.09	358	27.89	10.601	571	67.56
17.000 - 17.499	1	157,388.37	0.05	358	54.00	11.050	545	70.00
17.500 - 17.999	5	646,069.50	0.20	357	47.03	11.774	555	62.47
18.000 - 18.499	2	312,136.48	0.10	357	38.99	12.125	523	66.38
Total:	1,830	$326,993,311.71	100.00	357	38.37	7.290	614	87.22

[1] Non-Zero weighted average

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
6.499 or less	254	$60,351,773.57	18.46	357	40.58	6.034	640	84.62
6.500 - 6.999	353	68,497,967.86	20.95	357	38.49	6.727	631	88.55
7.000 - 7.499	385	66,267,276.30	20.27	357	37.26	7.218	618	88.73
7.500 - 7.999	357	62,223,053.97	19.03	357	37.35	7.739	603	88.05
8.000 - 8.499	249	38,274,920.22	11.71	357	37.78	8.207	587	86.92
8.500 - 8.999	137	18,998,191.07	5.81	357	38.75	8.684	590	88.15
9.000 - 9.499	51	6,872,970.87	2.10	357	39.08	9.225	559	83.48
9.500 - 9.999	29	3,564,170.67	1.09	357	39.38	9.700	554	79.26
10.000 - 10.499	4	535,597.11	0.16	357	32.31	10.242	546	72.03
10.500 - 10.999	3	291,795.72	0.09	358	27.89	10.601	571	67.56
11.000 - 11.499	1	157,388.37	0.05	358	54.00	11.050	545	70.00
11.500 - 11.999	5	646,069.50	0.20	357	47.03	11.774	555	62.47
12.000 - 12.499	2	312,136.48	0.10	357	38.99	12.125	523	66.38
Total:	1,830	$326,993,311.71	100.00	357	38.37	7.290	614	87.22

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
4.500 - 4.749	717	$115,899,533.82	35.44	357	37.67	7.395	611	87.21
4.750 - 4.999	1	148,010.16	0.05	355	36.00	8.150	601	90.00
5.000 - 5.249	1	314,624.78	0.10	358	37.00	8.600	573	90.00
5.500 - 5.749	76	18,494,427.99	5.66	357	40.07	7.532	612	84.36
6.000 - 6.249	3	542,645.74	0.17	357	22.80	7.666	578	81.32
6.250 - 6.499	7	1,151,314.72	0.35	357	33.92	7.901	646	88.38
6.500 - 6.749	1,022	189,833,804.40	58.05	357	38.70	7.188	617	87.53
7.000 - 7.249	3	608,950.10	0.19	358	39.96	9.066	564	78.11
Total:	1,830	$326,993,311.71	100.00	357	38.37	7.290	614	87.22

[1] Non-Zero weighted average

DESCRIPTION OF THE TOTAL COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
August 2005	1	$302,419.65	0.09	353	27.00	7.900	571	89.94
September 2005	2	586,722.30	0.18	354	46.48	7.782	531	75.73
October 2005	24	4,815,603.86	1.47	355	35.35	7.519	590	79.76
November 2005	77	12,461,919.09	3.81	356	38.28	7.475	611	86.45
December 2005	441	77,256,223.60	23.63	357	38.30	7.465	615	88.80
January 2006	640	111,725,363.86	34.17	358	38.22	7.239	622	89.08
February 2006	3	259,049.87	0.08	359	37.12	7.318	633	91.88
September 2006	1	336,047.45	0.10	354	17.00	7.750	658	90.00
October 2006	5	1,184,704.47	0.36	355	34.64	7.354	554	76.27
November 2006	51	10,940,422.97	3.35	356	38.34	7.405	601	80.55
December 2006	227	42,955,899.58	13.14	356	39.26	7.240	601	84.19
January 2007	356	63,810,440.97	19.51	357	38.52	7.118	615	86.20
February 2007	2	358,494.04	0.11	359	37.59	6.801	620	88.01
Total:	1,830	$326,993,311.71	100.00	357	38.37	7.290	614	87.22

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
2.000	1,830	$326,993,311.71	100.00	357	38.37	7.290	614	87.22
Total:	1,830	$326,993,311.71	100.00	357	38.37	7.290	614	87.22

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)[1]	GROSS COUPON (%)	FICO[1]	OLTV (%)
1.000	1,830	$326,993,311.71	100.00	357	38.37	7.290	614	87.22
Total:	1,830	$326,993,311.71	100.00	357	38.37	7.290	614	87.22

[1] Non-Zero weighted average



FOR ADDITIONAL INFORMATION PLEASE CALL:

Citigroup Global Markets Inc.	
Mortgage Finance	
Randy Appleyard	212-723-6394
Philip Seares	212-723-1145
Brian Appell	212-723-6395
Mortgage Trading	
Jim De Mare	212-723-6325
Matthew Cherwin	212-723-6325

Rating Agency Contacts	
Standard & Poor's	
Linda Wu	(212) 438-1567
Ray Morel	(212) 438-1572
Moody's	
Taruna Reddy	(212) 553-3605
Fitch	
Quincy Tang	(212) 908-0693
Kei Ishidoya	(212) 908-0238